Waitr Holdings Inc.

844 Ryan Street, Suite 300

Lake Charles, Louisiana 70601

April 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott M. Anderegg

Re:	Waitr Holdings Inc.
Registration Statement on Form S-3
Filed April 4, 2019
File No. 333-230721 |

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Waitr Holdings Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EDT on Friday, April 26, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Damon Schramm
Damon Schramm
Chief Legal Officer

cc:	Winston & Strawn LLP